SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,
D.C. 20549
FORM 11-K
ANNUAL REPORT
☒
ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transaction period from
to
Commission file number 1-36764
A.
Full title of the plan: UBS 401(k) PLAN
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UBS GROUP AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland

UBS 401(k) PLAN
Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024 and
For the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

UBS 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
and Year Ended December 31, 2025
TABLE OF CONTENTS
Page(s)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
1
FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits
2
Statement of Changes in Net Assets Available for Benefits
3
Notes to Financial Statements
4-10
SUPPLEMENTAL SCHEDULE
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
11-18
Signature
19

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of UBS 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements
of net assets available for benefits of
UBS 401(k) Plan (the Plan) as of
December
31, 2025 and
2024, and the
related statement of
changes in net
assets available for
benefits for the
year ended December
31,
2025, and the
related notes (collectively
referred to as the
“financial statements”). In
our opinion, the
financial statements present
fairly,
in all material respects, the
net assets available for benefits of
the Plan at December 31, 2025
and 2024, and the changes
in its
net assets
available for
benefits for
the year
ended December
31, 2025,
in conformity
with U.S.
generally accepted
accounting
principles.
Basis for Opinion
These financial
statements are
the responsibility
of the
Plan’s management.
Our responsibility
is to
express
an opinion
on the
Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting
Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in
accordance with the U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the
audit to obtain reasonable
assurance about whether the
financial statements are free
of material misstatement, whether due
to
error or fraud.
The Plan is
not required
to have, nor
were we engaged
to perform, an
audit of its
internal control over
financial
reporting. As part of our audits
we are required to obtain an understanding of
internal control over financial reporting but
not for
the purpose of expressing an opinion
on the effectiveness of the Plan’s
internal control over financial reporting. Accordingly,
we
express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due
to error
or fraud, and
performing procedures
that respond
to those risks.
Such procedures
included examining, on
a test basis,
evidence regarding
the amounts and
disclosures in the
financial statements. Our
audits also included
evaluating the accounting
principles used
and significant
estimates made
by management,
as well
as evaluating
the overall
presentation of
the financial
statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The
accompanying
supplemental
schedule
of
assets
(held
at
end
of
year)
as
of
December
31,
2025
(referred
to
as
the
“supplemental schedule”), has been subjected
to audit procedures performed in conjunction
with the audit of the
Plan’s financial
statements. The information in
the supplemental schedule is
the responsibility of
the Plan’s management. Our
audit procedures
included
determining
whether
the
information
reconciles
to
the
financial
statements
or
the
underlying
accounting
and
other
records,
as applicable,
and performing
procedures
to test
the completeness
and accuracy
of the
information presented
in the
supplemental schedule.
In forming
our opinion
on the
information, we
evaluated whether
such information,
including its
form
and content, is presented in
conformity with the Department
of Labor’s Rules and
Regulations for Reporting and Disclosure
under
the Employee Retirement Income Security
Act of 1974. In our
opinion, the information is fairly
stated, in all material respects,
in
relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 1979.
New York, New York
June 29, 2026

UBS 401(k) PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2025 and 2024
2025 2024
ASSETS
Investments, at fair value
$11,545,989,607 $10,050,851,329
Notes receivable from participants
53,426,491 55,075,814
Investment income receivable
3,183,700 3,673,906
Other Receivables 1,952,627 1,553,481
Contributions receivable
Participant contributions receivable 3,653,966 3,694,048
Company, net of forfeitures 99,943,872 91,925,106
Total assets 11,708,150,263 10,206,773,684
LIABILITIES
Accrued expenses
2,242,629 7,020,019
Payable for securities purchased
416,929 83,991
Payable for securities sold 837,217 908,943
Total liabilities 3,496,775 8,012,953
Net assets available for benefits $11,704,653,488 $10,198,760,731
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2025
2025
ADDITIONS TO NET ASSETS
Investment income
Net appreciation in the fair value of investments $1,574,308,419
Dividend and interest income
172,199,766
Net investment gain
1,746,508,185
Interest income on notes receivable from participants
4,494,498
Contributions
Participants
426,575,802
Company, net of forfeitures
236,811,588
Total contributions
663,387,390
Total additions
2,414,390,073
DEDUCTIONS FROM NET ASSETS
Distributions to participants
901,973,363
Administrative expenses 6,523,953
Total deductions from net assets
908,497,316
Net increase in net assets available for benefits
1,505,892,757
Net assets available for benefits
Beginning of year
10,198,760,731
End of year
$11,704,653,488
The accompanying notes are an integral part of these financial statements.

UBS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
NOTE 1
DESCRIPTION OF THE PLAN
The following description of the
UBS 401(k) Plan (the Plan)
provides only general information. Participants
should refer to the Plan
document for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.
General
UBS AG
(the Company)
is the
Plan sponsor
for the
Plan. The
Plan, a
defined-contribution plan,
provides retirement
benefits to
eligible employees
of the
Company’s United
States operations
including eligible
employees of
UBS Americas
Holdings LLC
and
subsidiaries of UBS Americas Holdings
LLC. Subject to certain exceptions,
all full- and part-time employees
on the Company’s U.S.
payroll platform are eligible to participate in the
Plan upon completion of one hour
of service. The Plan is subject to
the provisions
of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
The
Company’s
Plan
is
administered
by
the
Plan
Administrator
(Employee
Benefits
Committee
of
UBS
AG).
Northern
Trust
Company (the
Trustee)
is the
Plan’s trustee.
Alight (formerly
Aon Hewitt)
is the
Plan’s record
-keeper and
Mercer serves
as the
Plan’s investment advisor.
For a summary of investment options in the Plan, refer to Note 3.
Plan Amendments
The Plan, as
restated for
January 1,
2020, and amended,
as executed and
adopted on December
28, 2021, October
22, 2024,
and, most recently, December 4th, 2025, to reflect
a change in the collection of plan expenses.
Administrative Expenses
The reasonable expenses incident to the operation of
the Plan, including the compensation of the Trustee,
attorneys, fiduciaries,
and such
other technical and
clerical assistance as
may be required,
shall be
paid from the
Trust Fund in accordance with
applicable
law; provided, however, that the Company,
in its discretion, may elect to pay all or part of such expenses. To the extent any such reasonable expenses are paid from the Trust
Fund and not otherwise paid from the forfeiture suspense account or other account from which reasonable
expenses may be paid
(in each case, paid
as determined by the
Plan Administrator in its
sole discretion),
they shall
be allocated
to the
Accounts of
Participants pro
rata.
User fees
attributable to
investments made
through
the
self-
directed mutual fund window shall be
charged and allocated to the
Accounts of the Participant using
that feature, including both
active and former Employees.
Participant Contributions
A participant’s
contributions can
consist of
“pre-tax
contributions,” which
reduce
the participant’s
taxable compensation
and
“after-tax contributions/401(k)
Roth contributions,” which do
not reduce a participant’s
taxable compensation, and “rollovers,”
which are transfers from other tax-qualified retirement plans.
Plan participants may
elect to contribute
to the Plan
on a pre
-tax, after-tax,
and/or Roth basis,
an amount ranging
from 1%
to
85% of
their
eligible compensation,
including
from
1%
to
85% of
their
discretionary
annual
incentive
bonus, subject
to
the
maximum
allowable
contribution
limit
established
by
the
Code.
The
maximum
allowable
combined
pre-tax
and
Roth
401(k)
contributions
was
$23,500.
The
maximum
allowable
combined
pre-tax
and
Roth
401(k)
contributions
for
participants
who
attained age 50-59, or 64+ on or before December 31, 2025 was $31,000. The maximum allowable combined pre-tax and Roth
401(k) contributions
for participants
who attained
age 60-63,
on or
before December
31, 2025
was $34,750.
These limits
are
subject
to
change
in future
years
to
be
consistent
with
IRS
limitations.
There
are
also maximum
allowable
limits for
after-tax
contributions, being $23,500 for non-highly compensated participants and $18,500 for highly compensated employees.
Subject to
certain limitations,
the Company
contributes an
amount (the
Company Match)
up to
100% of
the first
6% of
each
participant’s eligible annual compensation which the
participant contributes to the Plan for
Plan years starting in 2017. The
Plan
had a $3,000 annual maximum limit for 2017 and $4,500 for 2018, $5,850 for 2019 and $8,000 for 2020 and thereafter. There is a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

NOTE 1
DESCRIPTION OF THE PLAN
(continued)
Company Contributions
The
Company
uses
pre-tax,
Roth
401(k),
and
after-tax
contributions
in
determining
the
amount
of
the
Company’s
matching
contribution
for
each
participant.
For
Plan
years
beginning
in
2017,
the
Company
Match
was
calculated
by
multiplying
each
participant's
pre-tax,
Roth 401(k)
and after-tax
contributions (up
to
6%
of
eligible compensation)
by
100%
and is
limited
to
$3,000
on
an
annual
basis.
Company
Match
contributions
are
contributed
on
a
payroll
basis
based
on
the
participants
contributions and year to date annual eligible retirement earnings. For 2018, the annual Company Match was limited to $4,500, for 2019 the annual Company Match is $5,850 and for 2020 and thereafter the annual Company Match is $8,000.
Company Match contributions
and earnings
are invested according to
the participant’s investment
elections in effect
for Company
contributions, which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.
The Company also
provides a Retirement
Contribution (basic profit-sharing
contribution) equal to
a percentage of
the participant’s
eligible compensation based on the participant’s
years of service with the Company
as of the beginning of the
plan year and their
eligible
compensation
up
to
the
annual
IRC
compensation
limit
($350,000
for
2025).
The
Plan
has
a
three-year
cliff
vesting
requirement and an end of year employment requirement on the Company contribution.
The Qualified Deferred
Payment (QDP) feature is
a supplemental profit-sharing
contribution provided to participants
who satisfy
certain eligibility requirements.
The contribution amount
is based on
a participant’s age
at the beginning
of the plan
year.
QDP
contributions and earnings are
invested according to the
participant’s investment elections in
effect for Company contributions,
which can be different or similar to their pre-tax, Roth 401(k), and after-tax contribution elections.
If a participant has
not selected his or
her investment elections, the
Company Contributions are invested
in the age-appropriate
Vanguard
Target
Date Retirement Fund,
the default investment
option. The determination
of the Target
Date Fund is
based on
the participant’s year of birth.
Participant Accounts
Under the Plan,
each participant has
two accounts—an employee
account (Employee Account)
and a company
account (Company
Account).
The
Company
Account
is
funded;
per
payroll
for
the
Company
Match,
annually
for
the
Company
Retirement
Contribution
and,
per
specific
payrolls
for
the
QDP.
The
participant
can
change
their
investment
elections
for
Company
Contributions (Company Match, Company Retirement Contribution, and QDP) as well as their own contributions (pre-tax, 401(k)
Roth and
After-tax) at any
time. In
addition, they
can make
different investment elections
for their
Company Contributions,
before-
tax contributions, Roth 401(k) contributions and after-tax contributions.
The participant’s
Employee Account
reflects any
contributions made
by the
participant (such
as before-tax
contributions, Roth
401(k)
and
after-tax
contributions),
in
addition
to
income,
gains,
losses,
withdrawals,
distributions,
loans,
and
expenses
attributable to these contributions.
The participant’s
Company Account
reflects his/her share
of the
Company’s contributions
from the Company
match, the
Company
retirement contribution, and the
QDP for each plan year
and the income, gains, losses,
withdrawals, distributions, and expenses
attributable to these Company contributions.
Vesting
Participants are fully
vested in their
Employee Account. A
participant becomes fully
vested in his
or her Company
Account after
three years of service,
or,
while in service as an employee
and either attaining age 65, attaining
age 55 with 10 years of
service,
becoming totally and permanently disabled, or upon death.
Forfeited Accounts
Forfeited balances of terminated participants’ unvested
Company Accounts contributions are used to reduce
the Company’s total
contributions to the Plan. For the years ended
December 31, 2025, and 2024 total forfeitures
of $15,149,695 and $11,788,343
respectively were
used to reduce
the Company contributions.
The remaining balances
in the forfeiture
account as of
December
31, 2025, and December 31, 2024, were $1,998,904. and $2,173,590 respectively.

NOTE 1
DESCRIPTION OF THE PLAN
(continued)
Payment of Benefits
Upon
the
termination
of
employment
for
any
reason,
including
death,
a
participant
or
his
or
her
beneficiary
may
receive
a
distribution of the entire
vested account balance, which
is generally a lump-sum
cash payment. However,
if any portion of
such
participant’s account is
invested in the
UBS Stock Fund,
then the participant
may elect to
receive such
portion in UBS
shares. If
the account balance
is greater than
$1,000, the participant
may elect to
defer the lump-sum
distribution until a
date not to
extend
beyond April 1 of the year following the year that the participant attains age 70 1/2.
Note, age has changed to 72 for 2020 and
73 if reaching the age of 72 after December 31, 2022.
A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan.
After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with
the Plan’s provisions. Withdrawals of pre-tax contributions, Roth 401(k), or vested Company contributions are permitted, subject to certain limitations as set forth
in the Code. All withdrawals or
a portion thereof are subject to taxation as
set forth in the Code.
Notes Receivable from Participants
Notes receivable from participants
represents participant loans which
are permitted under certain conditions
provided for by the
Plan. Participants can borrow
up to the lesser
of 50% of their
vested account balance or
$50,000. The $50,000 limit
is reduced
by the excess
of the participant’s
highest outstanding loan
balance from his
or her account
during the 12-month
period before
the loan is
made (even if repaid)
over the participant’s
outstanding loan balance on
the date the
loan is made. The
loan repayment
shall not exceed a five-year
period, except for loans related
to the purchase of
a primary residence. These loans
shall not exceed
25 years. The
interest rates on
the loans range
from 5.25 to
10.50%. All loans,
including interest, are to
be repaid in
level amounts
through payroll deductions to be no less frequent than quarterly over the life of the loan.
Plan Termination
The Company has not expressed any intent to terminate the
Plan, although it reserves the right to terminate the
Plan at any time,
subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the
Plan by any
entity of the
Company, each participant affected shall
become fully vested
in his/her Company
Account. Any unallocated
assets of the
Plan then held
by the Trustee shall be
allocated among the
appropriate Company Accounts
and Employee Accounts of the participants and will be distributed in a manner determined by the Company.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying
financial statements are
prepared on the
accrual basis of
accounting in conformity
with U.S. generally
accepted
accounting principles (U.S. GAAP).
Payment of Benefits
Benefits to participants are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus
any accrued
but unpaid interest. Interest income on notes
receivable from participants is recorded when it is earned.
Related fees are recorded
as administrative
expenses and
are
expensed when
they are
incurred.
No allowance
for credit
losses has
been recorded
as of
December 31, 2025 or
2024. If a participant
ceases to make loan
repayments and the
Plan administrator deems the
participant
loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.
Use of Estimates
The preparation of the
accompanying financial statements
in conformity with
U.S. GAAP requires management
to make estimates
and assumptions that affect
the amounts reported in
the financial statements and
accompanying notes. Actual results
could differ
from
those estimates.
Valuation of Investments and Income Recognition
Purchases and sales of
securities are recorded on a trade-date
basis. Interest income is recorded on
the accrual basis and
dividends
are recorded
on the ex-dividend date.
Net appreciation/depreciation includes
the Plan’s gains and
losses on investments bought
and sold as well as held during the year.
Investments held by
the Plan are stated
at fair value.
Fair value is
the price that
would be received
to sell an
asset or paid
to transfer
a liability in an
orderly transaction between market
participants at the measurement
date. (See Note 3
for a discussion of
fair value
measurement).

NOTE 3
FAIR VALUE MEASUREMENT
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (i.e., exit price).
The fair value hierarchy
prioritizes the inputs to
valuation techniques used to
measure fair value
into three broad
levels. The fair
value hierarchy gives the highest
priority to quoted prices (unadjusted) in
active markets for identical financial
instruments (Level
1) and
the lowest
priority to
unobservable inputs
(Level 3).
In some
cases, the
inputs used
to measure
fair value
might fall
in
different
levels of
the fair
value hierarchy.
The level
in the
fair value
hierarchy
within which
the fair
value measurement
in its
entirety falls is
determined based on
the lowest level
input that is
significant to the
fair value measurement
in its entirety. Assessing
the significance
of a
particular input
to the
fair value
measurement in
its entirety
requires considerable
judgment and
involves
considering a number of factors specific to the financial instruments.
Level 1
:
Inputs are quoted
prices (unadjusted) in
active markets
for identical financial
instruments that the
reporting entity has
the
ability
to
access
at
the
measurement
date.
An
active
market
for
the
financial
instrument
is
a
market
in
which
transactions for the
financial instrument occur
with sufficient frequency
and volume to
provide pricing information
on
an ongoing basis.
Level 2:
Inputs other than
quoted prices included
within Level 1
that are observable for
the financial instrument,
either directly
or indirectly.
Level 3
:
Unobservable inputs for the financial instrument.
The following is a description of the
valuation methodologies used for assets measured at fair value.
There have been no changes
in the methodologies used at December 31, 2025 and 2024.
Mutual funds: Funds that are actively traded on an exchange are priced at the net asset value (NAV) of shares held by the Plan at year
end.
Funds
that
are
not
actively
traded
on
an
exchange
are
priced
at
NAV
using
inputs
that
corroborate
the
NAV
with
observable (i.e., ongoing redemption and/or subscription activity) market-based data.
Common and collective
trust funds:
Funds that are
actively traded on
an exchange are
priced at the
NAV of
shares held
by the
Plan at year end
(e.g., bond funds, equity
funds, target date funds,
etc.). Funds that are
not actively traded on
an exchange are
priced
at
NAV
using
inputs
that
corroborate
the
NAV
with
observable
(i.e.,
ongoing
redemption
and/or
subscription
activity)
market-based data.
Self-Directed Brokerage Accounts:
Mutual funds and
money market
funds valued at
the list
price at NAV
of shares
held by
the
Plan at the valuation date.
Money market
funds:
Funds record
their corresponding
value at
$1 NAV.
Investments are
valued at
amortized cost
unless this
would not represent fair value.
UBS Stock Fund:
Actively traded securities are
valued at the
closing price reported
on the active
market on which
the individual
securities are traded.
Common Stock:
Actively traded securities
are valued
at the closing
price reported
on the active
market on which
the individual
securities are traded.
Real Estate Fund:
Actively traded securities are
valued at the closing price
reported on the active
market on which the individual
securities are traded.
Participatory
Note:
Participatory
notes
are
issued
by
registered
Foreign
Institutional
Investor
(FII)
to
overseas
investment
and
transferable by endorsement and delivery.
Short-term investments
: Funds that are
actively traded on an exchange
are priced at the
net asset value (NAV)
of shares held by
the Plan at year end. Funds that are not actively traded on an exchange are priced at NAV using inputs that corroborate the NAV with observable (i.e., ongoing redemption and/or subscription activity) market-based data.
The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use
of different
methodologies or
assumptions to
determine the
fair value
of certain
financial instruments
could result
in a
different fair value measurement at the reporting date.
There were no transfers between levels in 2025 and 2024.

NOTE 3
FAIR VALUE MEASUREMENT
(Continued)
At December 31, 2025, the investments held by the Plan within the fair value hierarchy are as follows:
Investments at Fair Value as of December 31, 2025
Level 1 Level 2 Level 3 Total
Mutual funds
$233,308,462 — — $233,308,462
Self-Directed Brokerage Account 1,588,267,531
—
—
1,588,267,531
UBS Stock Fund
469,480,916 — — 469,480,916
Common Stocks 2,017,492,608 — — 2,017,492,608
Real Estate Funds 20,712,121
—
—
20,712,121
$4,329,261,638 — $ — $4,329,261,638
Investments measured at NAV:
Money market funds
(a)
$506,578,138
Short-term investment funds
(b)
36,783,934
U.S. equity funds
(c)
2,493,636,270
Non-U.S. equity funds
(c)
560,934,140
U.S. bond funds
(d)
492,543,252
Non-U.S. bond funds
(e)
34,523,258
Target date funds
(f)
3,091,728,977
Total investments, at NAV
$7,216,727,969
Total investments at fair value $11,545,989,607
In
the
prior
year’s
financial
statements,
one
of
the
equity
funds
was
classified
as
a
bond
fund.
Upon
further
analysis,
it
was
determined that an equity fund classification was more appropriate. In 2025, the Plan revised its fair value hierarchy classification from bond fund to equity fund, and the 2024 presentation has been adjusted accordingly for this immaterial amount.
At December 31, 2024, the investments held by the Plan within the fair value hierarchy are as follows:
Investments at Fair Value as of December 31, 2024
Level 1 Level 2 Level 3 Total
Mutual funds
$6,138,779 — — $6,138,779
Self-Directed Brokerage Account 1,452,613,860
—
—
1,452,613,860
UBS Stock Fund
332,983,275 — — 332,983,275
Common Stocks 2,057,380,343 — — 2,057,380,343
Real Estate Funds 30,243,377 — — 30,243,377
Participatory Note — 2,920,662
—
2,920,662
$3,879,359,634 $2,920,662 $ — $3,882,280,296
Investments measured at NAV:
Money market funds
(a)
$484,066,421
Short-term investment funds
(b)
50,483,983
U.S. equity funds
(c)
2,183,960,600
Non-U.S. equity funds
(c)
397,226,884
U.S. bond funds
(d)
443,559,815
Non-U.S. bond funds
(e)
28,919,600
Target date funds
(f)
2,580,353,730
Total investments, at NAV
$6,168,571,033
Total investments at fair value $10,050,851,329
(a)
Money market funds are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
These investments are held through collective trust
funds.
(b)
Short-term investment funds invest in short-term fixed-income securities and other securities with debt-like characteristics emphasizing short-term maturities and high quality. Under normal circumstances, there are no redemption restrictions;
redemptions can be made daily with no notice period required. Plan sponsor-initiated activity may require
15 days prior
written notice for the short-term investment funds. These investments are held through collective trust funds.
(c)
Equity common/collective trust funds seek to maintain portfolio diversification and approximate the risk and return characterized by certain equity indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 to 15 days.
(d)
U.S. bond common/collective trust funds seek to maintain an overall diversified portfolio whose investment return matches the performance of certain bond indices. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 15 days.

NOTE 3
FAIR VALUE MEASUREMENT
(Continued)
(e)
Non-U.S. bond common/collective trust funds seek to provide investment returns of a diversified portfolio of international government bonds and match the performance of an index. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of
15 days.
(f)
Target date common/collective trust funds are
pre-mixed portfolios of diversified assets (stocks, bonds and other investments). They are designed for participants who expect to retire in or close to the target year stated in each option’s name. With the exception of the Target Retirement Income Fund, over time, the portfolio mix of each fund will gradually shift to more fixed income securities as the target year approaches. Upon reaching the target year, the fund will be
blended into the Target Retirement
Income Fund which is designed to provide those participants who are withdrawing money from the Plan with an appropriate blend of growth, income and inflation protection. Under normal circumstances, redemptions for participant activity may be made daily with no notice period required. Plan sponsor-initiated activity may require prior written notice of 3 days.
The
above
provides
a
general
description
of
the
investments.
Participants
should
refer
to
the
Investment
Options
Guide
for
information on the investment objectives and strategy of each investment option.
NOTE 4
RISKS AND UNCERTAINTIES
The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks.
Due to the
level of risk
associated with certain
investment securities, it
is quite possible
for the value
of investment securities
to
change in
the near
term. The
changes could
materially affect
participants’ account
balances and
the amounts
reported in
the
statements of net assets available for benefits.
NOTE 5
RELATED-PARTY TRANSACTIONS
For the year ended December 31, 2025, the Plan makes certain investments through the Trust, which are considered to be party-
in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:
– Notes receivable from participants are considered to be party-in-interest transactions.
–
Investments
in
certain
funds
sponsored
by
UBS
Asset
Management,
a
wholly
owned
subsidiary
of
the
Plan
sponsor,
are
considered to be
party-in-interest transactions. The
Plan offers UBS
mutual funds, a
collective investment trust,
and a separately
managed account as part of the investment fund line-up.
–
The
Plan
invests
in
common
stock
of
UBS
Group
AG.
These
transactions
qualify
as
party-in-interest
transactions.
The
Plan
received a total common stock dividends payment of $9,752,787 for 2025.
Certain officers
and employees of
the Plan’s sponsor
(who may
also be participants
in the Plan)
perform administrative services
related to the Plan’s operation, record keeping and financial reporting. The Plan’s sponsor pays these individuals’ salaries and also
pays certain other administrative
expenses on the Plan’s
behalf. The foregoing
transactions are not
deemed prohibited party-in-
interest transactions
because they
are covered
by statutory
and administrative
exemptions from
the Code
and ERISA’s
rules on
prohibited transactions.
NOTE 6
TAX STATUS
The Plan is a result of the merger and
renaming of the SIP Plan and the Plus Plan, effective January
1, 2015. Both the SIP Plan and
the Plus Plan
have favorable determination
letters issued by
the IRS, dated
July 29, 2014,
and September 9,
2014, respectively,
stating that the
SIP Plan and
the Plus Plan
are qualified under
Section 401(a) of
the Code and,
therefore, the related trust
is exempt
from taxation. The Plan has been amended and restated since the receipt of the SIP and Plus Plan determination letters. The plan administrator believes
the Plan
is being
operated in
compliance with
the applicable
requirements
of the
Code and,
therefore,
believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan
management to evaluate uncertain tax
positions taken by the Plan.
The financial statement effects
of a
tax
position
are
recognized
when
the
position
is
more-likely-than-not,
based
on
the
technical
merits,
to
be
sustained
upon
examination by
the IRS.
The Plan
administrator has
analyzed the
tax positions
taken by
the Plan,
and has
concluded that
as of
December
31, 2025,
there
are
no uncertain
positions taken
or
expected to
be
taken.
The Plan
has recognized
no interest
or
penalties related to uncertain tax positions.

NOTE 7
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of:
December 31,
2025 2024
Net assets available for benefits per the financial statements
$11,704,653,488 $10,198,760,731
Less: Benefits payable to participants
(7,017,271) (5,731,689)
Net assets available for benefits per Form 5500
$11,697,636,217 $10,193,029,042
The
accompanying
financial
statements
present
benefits
distributions
to
participants
on
cash
basis.
The
Form
5500
requires
benefits distributions to be reported as a benefits payable in the plan year.
Therefore, the adjustment from cash basis to accrual
basis for benefits distributions represents a reconciling item.
The following is
a reconciliation
of net
increase in
net assets
per the financial
statements to
the Form 5500
for the year
ended
December 31, 2025:
Net increase/(Decrease) in net assets available for benefits per the financial statements $1,505,892,757
Add: Benefits payable to participants at December 31, 2024 5,731,689
Less: Benefits payable to participants at December 31, 2025 (7,017,271)
Net increase/(Decrease) in net assets per Form 5500 $1,504,607,175
NOTE 8
SUBSEQUENT EVENTS
The
Plan
has
evaluated
the
impact
of
subsequent
events
through
June
29,
2026,
the
date
the
financial
statements
financial
statements were
available to
be issued.
No subsequent
events have
been recognized
or required
additional disclosure
in the
financial statements.

SUPPLEMENTAL SCHEDULE
UBS 401(K) PLAN
EIN: 13-2638166
Plan #: 002
Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)
As of December 31, 2025

Security Description / Asset ID
Share / Par Value
Cost Current Value
Non-Interest Bearing Cash - USD
BRL - Brazilian real 6,152.820 6,179.55 6,152.82
GBP - British pound sterling 93,356.060 93,356.06 93,356.06
CAD - Canadian dollar 4,591.420 4,598.80 4,591.42
DKK - Danish krone 18,809.270 18,672.95 18,809.27
EUR - Euro 353,998.400 354,484.38 353,998.40
CNH - HK offshore Chinese Yuan Renminbi 7,440.020 7,379.55 7,440.02
HKD - Hong Kong dollar 43,511.580 43,532.28 43,511.58
JPY - Japanese yen 85,743.950 85,798.69 85,743.95
MXN - Mexican peso 46.050 44.63 46.05
SGD - Singapore dollar 2,958.920 2,951.32 2,958.92
ZAR - South African rand 24.540 28.27 24.54
USD - United States dollar 3,125,615.770 3,125,615.77 3,125,615.77
Total - all currencies 3,742,642.25 3,742,248.80
Total Non-Interest Bearing Cash - USD 3,742,642.25 3,742,248.80
Corporate Stock - Common
Belgium - EUR
ELIA GROUP NPV SEDOL : B09M9F4 19,291.000 2,300,436.94 2,485,398.00
UCB NPV SEDOL : 5596991 12,081.000 1,469,348.05 3,385,383.71
Total Belgium - EUR 3,769,784.99 5,870,781.71
Canada - USD
CAMECO CORP COM CUSIP : 13321L108 24,002.000 760,690.66 2,195,942.98
FIRSTSERVICE CORP COM NPV CUSIP : 33767E202 5,322.000 592,217.81 827,730.66
SHOPIFY INC CL A SUB VTG SHS SHOPIFY INC SEDOL : BXDZ9Z0 38,414.000 2,783,118.69 6,183,501.58
Total Canada - USD 4,136,027.16 9,207,175.22
China - CNH
CONTEMPORARY A CNY1 (STOCK CONNECT) SEDOL : BHQPSY7 115,900.000 5,245,599.17 6,098,243.40
SIEYUAN ELECTRIC C 'A'CNY1 SEDOL : BD5C7M2 122,800.000 2,370,629.89 2,719,740.40
Total China - CNH 7,616,229.06 8,817,983.80
China - HKD
TENCENT HLDGS LTD HKD0.00002 SEDOL : BMMV2K8 54,900.000 3,280,621.29 4,224,975.91
Total China - HKD 3,280,621.29 4,224,975.91
China - USD
ADR TENCENT HLDGS LTD ADR SEDOL : B3F2DZ7 60,454.000 4,076,022.46 4,627,753.70
Total China - USD 4,076,022.46 4,627,753.70
Denmark - DKK
DANSKE BANK A/S DKK10 SEDOL : 4588825 117,678.000 3,084,533.48 5,895,372.48
NKT A/S SEDOL : 7106354 20,829.000 1,692,865.18 2,615,251.98
Total Denmark - DKK 4,777,398.66 8,510,624.46

Security Description / Asset ID
Share / Par Value
Cost Current Value
Corporate Stock - Common (continued)
France - EUR
AIR LIQUIDE(L') EUR5.50 SEDOL : B1YXBJ7 24,818.000 3,396,209.15 4,671,178.84
AIRBUS SE EUR1 SEDOL : 4012250 9,589.000 1,714,655.84 2,234,341.56
AXA SA EUR2.29 SEDOL : 7088429 74,950.000 2,890,639.13 3,605,505.49
BNP PARIBAS EUR2 SEDOL : 7309681 60,969.000 4,570,068.45 5,784,971.94
DANONE EUR0.25 SEDOL : B1Y9TB3 28,924.000 2,198,771.40 2,608,200.88
SAFRAN SA EUR0.20 SEDOL : B058TZ6 13,414.000 2,298,421.36 4,685,261.58
SPIE SA EUR0.47 SEDOL : BYZFYS3 97,541.000 5,205,691.68 5,643,079.75
Total France - EUR 22,274,457.01 29,232,540.04
Germany - EUR
ALLIANZ SE NPV(REGD)(VINKULIERT) SEDOL : 5231485 4,880.000 1,288,202.43 2,238,079.13
DEUTSCHE BOERSE AG NPV(REGD) SEDOL : 7021963 9,203.000 1,349,968.18 2,417,853.50
MTU AERO ENGINES A NPV (REGD) SEDOL : B09DHL9 8,601.000 3,572,740.89 3,589,043.58
RWE AG NPV SEDOL : 4768962 33,576.000 1,334,809.07 1,784,752.84
SIEMENS HEALTHINEE NPV SEDOL : BD594Y4 64,448.000 3,186,143.11 3,400,037.98
SYMRISE AG NPV (BR) SEDOL : B1JB4K8 28,249.000 2,927,038.37 2,285,234.61
VONOVIA SE NPV SEDOL : BBJPFY1 191,497.000 5,886,820.16 5,519,136.17
Total Germany - EUR 19,545,722.21 21,234,137.81
Germany - USD
ADR BAYER A G SPONSORED ADR CUSIP : 072730302 1,609,344.000 16,449,898.07 17,413,102.08
SAP SE-SPONSORED ADR CUSIP : 803054204 75,760.000 12,929,638.04 18,402,861.60
Total Germany - USD 29,379,536.11 35,815,963.68
Greece - EUR
PIRAEUS BANK SA EUR0.93 SEDOL : BVLKBV3 346,664.000 1,897,797.77 2,766,106.29
Total Greece - EUR 1,897,797.77 2,766,106.29
Hong Kong - HKD
AIA GROUP LTD NPV SEDOL : B4TX8S1 499,200.000 3,989,556.77 5,124,440.16
HSBC HOLDINGS PLC ORD USD0.50(HONGKONG REG) SEDOL : 6158163 134,800.000 1,524,807.89 2,119,807.28
Total Hong Kong - HKD 5,514,364.66 7,244,247.44
Israel - USD
TOWER SEMICONDUCTOR LTD
SEDOL : 2898173
35,800.000 4,211,064.38 4,203,636.00
Total Israel - USD 4,211,064.38 4,203,636.00
Italy - EUR
BFF BANK S.P.A.
SEDOL : BD0TSX6
243,982.000 2,443,879.31 2,722,174.55
ENEL SPA EUR1 SEDOL : 7144569 249,499.000 2,322,432.47 2,601,175.20
Total Italy - EUR 4,766,311.78 5,323,349.75
Japan - JPY
HITACHI NPV SEDOL : 6429104 7,000.000 224,241.75 218,916.07
JAPAN POST BANK CO NPV SEDOL : BYT8165 151,000.000 1,988,774.49 2,128,035.98
MITSUBISHI UFJ FIN NPV SEDOL : 6335171 229,900.000 3,529,777.70 3,656,516.64
MITSUI FUDOSAN CO LTD NPV SEDOL : 6597603 165,200.000 1,858,802.70 1,876,542.15
NIPPON SANSO HOLDINGS CORP SEDOL : 6640541 58,836.000 1,518,013.41 1,752,186.34
SMC CORP NPV SEDOL : 6763965 4,300.000 1,541,664.29 1,494,006.19
TOKYO GAS CO LTD
NPV SEDOL : 6895448
59,142.000 1,888,980.34 2,341,230.09
Total Japan - JPY 12,550,254.68 13,467,433.46
Korea, Republic of - USD
COUPANG INC SEDOL : BNYHDF3 235,050.000 5,362,388.62 5,544,829.50
SAMSUNG ELECTRONIC GDR EACH REP 25 COM(REG'S') SEDOL : 4942818 2,384.000 4,082,204.74 4,925,344.00
Total Korea, Republic of – USD 9,444,593.36 10,470,173.50
Netherlands - EUR
ASML HOLDING NV EUR0.09 SEDOL : B929F46 1,284.000 1,236,364.78 1,389,465.63
Total Netherlands - EUR 1,236,364.78 1,389,465.63
Netherlands - GBP
MAGNUM ICE CREAM C ORD EUR3.50 (DI) SEDOL : BVZG4R4 47,320.000 733,215.82 749,452.53
Total Netherlands - GBP 733,215.82 749,452.53
Netherlands - USD
ADR ADYEN N V ADR SEDOL : BJXK4M9 372,000.000 6,175,152.44 5,940,840.00
ADR ARGENX SE SPONSORED ADS SEDOL : BDVLM39 8,851.000 3,714,208.20 7,443,248.45
ADR ASML HLDG NV NY REG 2012 (POST REV SPLIT) CUSIP : N07059210 14,901.000 11,318,961.97 15,941,983.86
AERCAP HOLDINGS N.V.
EUR0.01 CUSIP : N00985106
175,723.000 11,272,949.21 25,261,938.48
Total Netherlands - USD 32,481,271.82 54,588,010.79
Russian Federation - USD
SBERBANK OF RUSSIA SPON ADR SEDOL : B5SC091 169,458.000 2,844,610.07 7,676.45
Total Russian Federation - USD 2,844,610.07 7,676.45
Singapore - SGD
SINGAPORE TECHNOLOGIES ENGINEERING SEDOL : 6043214 50,829.000 301,408.45 332,799.52
Total Singapore - SGD 301,408.45 332,799.52
Spain - EUR
AENA SME S.A. EUR10 SEDOL : BTMKJR0 37,432.000 745,338.52 1,047,175.24
CAIXABANK SA EUR1 SEDOL : B283W97 40,920.000 496,700.52 501,971.02
Total Spain - EUR 1,242,039.04 1,549,146.26

Security Description / Asset ID
Share / Par Value
Cost Current Value
Corporate Stock - Common (continued)
Switzerland - CHF
MEDACTA GROUP SA CHF0.10 SEDOL : BJYLTQ0 11,103.000 1,094,454.13 2,191,870.24
NESTLE SA SEDOL : 7123870 5,844.000 586,946.59 580,822.42
SGS SA CHF0.04 (REGD) SEDOL : BMBQHZ4 31,875.000 3,258,669.47 3,655,616.91
Total Switzerland - CHF 4,940,070.19 6,428,309.57
Switzerland - USD
UBS GROUP AG COMMON STOCK CUSIP : H42097107 10,137,787.000 185,525,436.86 469,480,915.97
Total Switzerland - USD 185,525,436.86 469,480,915.97
Taiwan - USD
ADR TAIWAN SEMICONDUCTOR MANUFACTURING
ADS REP 5 TWD10 CUSIP : 874039100
110,929.000 13,859,117.85 33,710,213.81
Total Taiwan
- USD
13,859,117.85 33,710,213.81
United Kingdom - GBP
3I GROUP ORD GBP0.738636 SEDOL : B1YW440 47,920.000 2,132,902.65 2,103,160.24
BABCOCK INTL GROUP ORD GBP0.60 SEDOL : 0969703 291,498.000 3,472,840.99 4,873,547.32
BALFOUR BEATTY GBP0.50 SEDOL : 0096162 76,357.000 683,363.33 730,225.40
HSBC HLDGS ORD USD0.50(UK REG) SEDOL : 0540528 78,412.000 1,026,886.71 1,237,984.24
LLOYDS BANKING GP ORD GBP0.1 SEDOL : 0870612 3,612,401.000 4,222,655.86 4,773,344.58
MELROSE INDUST PLC ORD GBP0.001 SEDOL : BNGDN82 683,290.000 4,840,105.37 5,407,745.04
NATIONAL GRID ORD GBP0.12431289 SEDOL : BDR05C0 628,246.000 7,998,197.25 9,645,930.46
PRUDENTIAL PLC GBP0.05 SEDOL : 0709954 159,328.000 1,701,221.70 2,452,711.01
RELX PLC SEDOL : B2B0DG9 13,353.000 486,617.44 542,405.73
SAINSBURY(J) ORD GBP0.28571428 SEDOL : B019KW7 996,340.000 4,287,496.23 4,355,413.63
SSE PLC ORD GBP0.50 SEDOL : 0790873 129,000.000 2,787,322.67 3,780,814.93
TESCO ORD GBP0.0633333 SEDOL : BLGZ986 1,443,670.000 7,880,830.40 8,578,910.21
UNILEVER PLC ORD GBP0.035 SEDOL : BVZK7T9 49,374.000 3,223,408.99 3,227,218.56
Total United Kingdom - GBP 44,743,849.59 51,709,411.35
United Kingdom - USD
LONDON STOCK EXCHANGE GROUP ADR CUSIP : 54211Y107 1,393,616.000 45,048,760.39 42,602,841.12
ROYAL DUTCH SHELL PLC SPONSORED ADR REPSTG ORD SH CUSIP : 780259305 67,450.000 4,157,204.35 4,956,226.00
Total United Kingdom - USD 49,205,964.74 47,559,067.12
United States - USD
ACV AUCTIONS INC CL A CL A CUSIP : 00091G104 79,131.000 1,567,904.14 634,630.62
ADT INC DEL COM SEDOL : BFWCP81 223,294.000 1,717,554.03 1,801,982.58
ADVANCED DRAIN SYS INC DEL COM CUSIP : 00790R104 10,707.000 1,207,784.88 1,550,694.81
ADVANCED MICRO DEVICES INC COM SEDOL : 2007849 3,792.000 577,392.92 812,094.72
ALPHABET INC CAP STK USD0.001 CL C CUSIP : 02079K107 89,088.000 8,226,043.42 27,955,814.40
ALPHABET INC CAPITAL STOCK USD0.001 CL A CUSIP : 02079K305 223,042.000 21,998,821.49 69,812,146.00
AMAZON COM INC COM SEDOL : 2000019 370,649.000 38,926,280.96 85,553,202.18
AMDOCS ORD GBP0.01 SEDOL : 2256908 29,400.000 2,554,837.66 2,366,994.00
AMICUS THERAPEUTICS INC COM CUSIP : 03152W109 141,496.000 1,751,394.66 2,014,903.04
AMPHENOL CORP NEW CL A SEDOL : 2145084 172,608.000 8,621,593.49 23,326,245.12
ANTERO RES CORP COM SEDOL : BFD2WR8 47,300.000 1,364,697.53 1,629,958.00
AON PLC CUSIP : G0403H108 38,802.000 10,016,107.28 13,692,449.76
APPFOLIO INC COM CL A COM CL A CUSIP : 03783C100 7,375.000 1,693,529.79 1,715,793.75
APPLE INC COM STK SEDOL : 2046251 315,672.000 36,663,570.34 85,818,589.92
APPLOVIN CORP COM CL A COM CL A SEDOL : BMV3LG4 13,800.000 3,729,271.22 9,298,716.00
ARES MANAGEMENT LP COM SHS REPSTG LTD PARTNER
SEDOL : BF14BT1
12,900.000 1,708,399.90 2,085,027.00
ARISTA NETWORKS INC COM NEW SEDOL : BL9XPM3 112,500.000 13,947,469.64 14,740,875.00
ARTISAN PARTNERS
ASSET MGMT INC CL A CL A SEDOL : B8FW545
39,739.000 1,553,820.18 1,618,966.86
ASSURANT INC COM SEDOL : 2331430 7,680.000 1,300,778.25 1,849,728.00
AVERY DENNISON CORP COM SEDOL : 2066408 12,432.000 2,245,330.65 2,261,132.16
AVIENT CORPORATION SEDOL : BMHWY55 42,161.000 2,084,052.41 1,317,109.64
BELDEN INC COM SEDOL : B01WL78 15,950.000 1,249,430.80 1,858,972.50
BELLRING BRANDS INC COM USD0.01 CUSIP : 07831C103 34,703.000 1,977,068.10 927,611.19
BENTLEY SYS INC CL B CL B CUSIP : 08265T208 33,135.000 1,884,096.38 1,264,597.28
BIO-TECHNE CORP COM CUSIP : 09073M104 26,598.000 1,821,336.96 1,564,228.38
BJS WHSL CLUB HLDGS INC COM SEDOL : BFZNZF8 16,800.000 1,129,623.80 1,512,504.00
BLOCK INC SEDOL : BYNZGK1 349,835.000 19,728,154.61 22,770,760.15
BOEING CO COM USD5.00 SEDOL : 2108601 35,437.000 5,951,487.63 7,694,081.44
BOOKING HLDGS INC COM SEDOL : BDRXDB4 2,046.000 4,774,739.25 10,957,005.18
BREAD FINANCIAL HOLDINGS INC COM USD0.01 SEDOL : 2762030 19,569.000 922,986.42 1,448,693.07
BRIGHT HORIZONS FA COM USD0.001 CUSIP : 109194100 14,161.000 1,352,519.58 1,435,925.40
BRINKS CO COM SEDOL : 2691305 30,406.000 2,272,858.83 3,549,292.38
BROADCOM INC COM SEDOL : BDZ78H9 139,401.000 35,028,921.42 48,246,686.10
BRUNSWICK CORP COM SEDOL : 2149309 20,835.000 1,673,619.68 1,546,790.40

Security Description / Asset ID
Share / Par Value
Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
BUILDERS FIRSTSOURCE INC COM STK SEDOL : B0BV2M7 13,830.000 1,863,377.05 1,422,968.70
BWX TECHNOLOGIES INC COM CUSIP : 05605H100 12,561.000 1,272,870.57 2,171,043.24
C H ROBINSON WORLDWIDE INC COM NEW COM NEW SEDOL : 2116228 17,950.000 1,730,037.15 2,885,642.00
CACI INTL INC CL A CL A SEDOL : 2159267 3,589.000 1,596,533.79 1,912,255.09
CACTUS INC CL A CL A SEDOL : BF1GM16 22,400.000 1,215,747.62 1,023,232.00
CAESARS ENTMT INC NEW COM SEDOL : BMWWGB0 52,750.000 2,911,417.14 1,233,822.50
CAPITAL ONE FINL CORP COM CUSIP : 14040H105 113,114.000 11,492,910.41 27,414,309.04
CARLYLE GROUP INC COM CUSIP : 14316J108 35,337.000 1,323,051.68 2,088,770.07
CARPENTER TECHNOLOGY CORP COM CUSIP : 144285103 4,844.000 1,171,517.82 1,525,084.96
CASELLA WASTE SYS INC CL A COM STK CUSIP : 147448104 13,428.000 1,043,901.76 1,315,138.32
CASEYS GEN STORES INC COM SEDOL : 2179414 4,241.000 1,614,168.04 2,344,043.11
CAVA GROUP INC COM CUSIP : 148929102 16,431.000 1,284,836.29 964,335.39
CHARLES RIV LABORATORIES INTL INC COM SEDOL : 2604336 10,625.000 1,867,879.35 2,119,475.00
CHEMED CORP NEW COM CUSIP : 16359R103 4,014.000 1,927,906.11 1,717,430.04
CHIPOTLE MEXICAN GRILL INC COM STK SEDOL : B0X7DZ3 154,685.000 5,005,258.98 5,723,345.00
CHURCHILL DOWNS INC COM CUSIP : 171484108 18,356.000 2,272,618.84 2,088,545.68
CIENA CORP COM NEW CUSIP : 171779309 35,179.000 4,530,254.37 8,227,312.73
CINEMARK HLDGS INC COM SEDOL : B1W7RQ0 74,300.000 1,965,049.11 1,726,732.00
CLEAN HBRS INC COM CUSIP : 184496107 5,283.000 1,084,255.06 1,238,757.84
CLEARWATER ANALYTICS
HLDGS INC CL A CL A CUSIP : 185123106
59,257.000 1,055,634.36 1,429,278.84
COHERENT CORP COM CUSIP : 19247G107 10,599.000 1,038,841.92 1,956,257.43
COM ALCOA CORPORATION COM USD0.01 CUSIP : 013872106 275,605.000 9,985,877.48 14,645,649.70
COMCAST CORP NEW-CL A CUSIP : 20030N101 707,426.000 26,133,207.88 21,144,963.14
COMM BANCSHARES INC COM SEDOL : 2213204 46,513.500 2,363,246.02 2,434,516.59
COMMERCIAL METALS CO COM SEDOL : 2213260 37,376.000 1,657,235.38 2,587,166.72
CONOCOPHILLIPS COM CUSIP : 20825C104 419,797.000 43,400,938.98 39,297,197.17
CORE NATURAL RESOURCES INC COM USD0.01 SEDOL : BR1Z682 14,925.000 1,444,861.83 1,321,011.75
CRH ORD EUR 0.32 SEDOL : B01ZKD6 26,760.000 3,034,586.27 3,339,648.00
CROWN HLDGS INC COM SEDOL : 2427986 20,269.000 1,960,839.35 2,087,098.93
CURTISS WRIGHT CORP COM CUSIP : 231561101 3,242.000 1,209,887.46 1,787,217.34
CUSHMAN AND WAKEFIELD LTD COM SHS SEDOL : BQ3R8B6 180,000.000 1,811,805.89 2,914,200.00
DANAHER CORP COM SEDOL : 2250870 133,774.000 27,213,083.96 30,623,544.08
DATADOG INC COM USD0.00001 CL A SEDOL : BKT9Y49 51,700.000 6,994,577.63 7,030,683.00
DHT HOLDINGS INC SHS NEW SEDOL : B7JB336 97,024.000 1,204,832.19 1,184,663.04
DOLLAR TREE INC COM STK SEDOL : 2272476 10,550.000 767,172.45 1,297,755.50
DONALDSON INC COM CUSIP : 257651109 20,401.000 1,795,190.18 1,808,752.66
DOORDASH INC CL A COM USD0.00001 CLASS A SEDOL : BN13P03 30,700.000 6,419,089.30 6,952,936.00
DOXIMITY INC COM USD0.001 CL A CUSIP : 26622P107 55,341.000 2,220,020.72 2,450,499.48
DYNATRACE INC COM CUSIP : 268150109 36,068.000 1,846,077.28 1,563,187.12
EAGLE MATLS INC COM CUSIP : 26969P108 6,814.000 1,381,219.09 1,408,317.52
ELEMENT SOLUTION INC COM SEDOL : BJ1C2K1 72,400.000 1,907,387.01 1,809,276.00
ELEVANCE HEALTH
INC CUSIP : 036752103
25,713.000 10,175,568.50 9,013,692.15
ELI LILLY & CO COM NPV SEDOL : 2516152 19,521.000 8,137,225.22 20,978,828.28
EMCOR GROUP INC COM SEDOL : 2474164 1,384.000 733,059.54 846,717.36
ENCOMPASS HEALTH
CORP COM USD0.01 SEDOL : BYX2YJ7
24,597.000 1,489,873.61 2,610,725.58
ENTEGRIS INC COM SEDOL : 2599700 103,556.000 9,891,842.68 8,724,593.00
ENVISTA HLDGS CORP COM SEDOL : BK63SF3 83,000.000 1,725,139.70 1,801,930.00
EQUIFAX INC COM SEDOL : 2319146 11,323.000 2,905,908.08 2,456,864.54
ESSENT GROUP LTD COM STK SEDOL : BFWGXR8 33,250.000 1,842,045.63 2,161,582.50
ESTEE LAUDER COMPANIES INC CL A USD0.01 CUSIP : 518439104 149,020.000 10,485,478.16 15,605,374.40
EVERCORE INC CUSIP : 29977A105 4,841.000 1,123,909.70 1,647,150.25
EVEREST GROUP LTD CUSIP : G3223R108 13,510.000 4,845,547.29 4,584,618.50
EVERGY INC COM NPV SEDOL : BFMXGR0 25,865.000 1,427,823.58 1,874,953.85
EVERPURE INC COM USD0.0001 CL A CUSIP : 74624M102 46,398.000 2,909,367.45 3,109,129.98
EXLSERVICE COM INC COM STK CUSIP : 302081104 32,973.000 1,021,030.20 1,399,374.12
F5 INC COM STK NPV CUSIP : 315616102 14,909.000 4,563,542.72 3,805,671.34
FABRINET COM USD0.01 SEDOL : B4JSZL8 12,600.000 5,375,339.11 5,736,528.00
FIRST AMERN FINL CORP COM STK SEDOL : B4NFPK4 29,380.000 1,702,470.44 1,805,107.20
FIRST HORIZON CORPORATION COM USD0.625 SEDOL : 2341484 177,085.000 3,298,585.78 4,232,331.50
FIRST INTERSTATE BANCSYS/MT SEDOL
: B4RGHN0
58,900.000 1,909,107.55 2,037,940.00
FLAGSTAR BANK NA SEDOL : BT6MM39 205,900.000 2,226,172.29 2,592,281.00
FLEX LTD COM USD0.01 SEDOL : 2353058 35,400.000 877,291.22 2,138,868.00
FRESHPET INC COM CUSIP : 358039105 18,710.000 1,273,840.63 1,140,000.30
GENEDX HOLDINGS CORP CL A NEW CUSIP : 81663L200 8,153.000 581,252.42 1,060,379.18

Security Description / Asset ID
Share / Par Value
Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
GLACIER BANCORP INC NEW COM SEDOL : 2370585 50,340.000 1,814,065.57 2,217,477.00
GLAUKOS CORP COM CUSIP : 377322102 12,703.000 1,662,586.28 1,434,295.73
GLOBE LIFE INC COM SEDOL : BK6YKG1 12,100.000 1,591,116.50 1,692,306.00
GLOBUS MED INC CL A NEW COM STK SEDOL : B7D65M0 63,826.000 4,379,760.73 5,572,648.06
GOODYEAR TIRE & RUBBER CO COM SEDOL : 2378200 206,500.000 2,201,134.97 1,808,940.00
GUIDEWIRE SOFTWARE INC COM USD0.0001 CUSIP : 40171V100 5,580.000 564,346.99 1,121,635.80
HALOZYME THERAPEUTICS INC COM CUSIP : 40637H109 17,538.000 1,298,162.76 1,180,307.40
HEALTHEQUITY INC COM CUSIP : 42226A107 17,448.000 1,663,831.24 1,598,411.28
HILTON
WORLDWIDE HLDGS INC COM NEW COM NEW CUSIP : 43300A203
30,501.000 3,131,953.23 8,761,412.25
HOWMET AEROSPACE INC COM USD1.00 WI SEDOL : BKLJ8V2 66,017.000 4,260,873.75 13,534,805.34
HUBSPOT INC COM SEDOL : BR4T3B3 32,278.000 15,739,764.19 12,953,161.40
HUMANA INC COM CUSIP : 444859102 54,900.000 16,906,470.86 14,061,537.00
INDEPENDENT BK CORP MASS COM COM STK USD0.01 SEDOL : 2447821 21,219.000 1,076,786.52 1,550,684.52
INGERSOLL RAND INC COM SEDOL : BL5GZ82 57,695.000 2,206,749.11 4,570,597.90
INGEVITY CORP COM SEDOL : BD4LHG4 35,000.000 1,640,449.14 2,071,300.00
INSMED INC COM PAR $.01 CUSIP : 457669307 19,016.000 558,981.32 3,309,544.64
INSPIRE MED SYS INC COM CUSIP : 457730109 12,173.000 1,720,534.29 1,122,715.79
INSULET CORP COM STK CUSIP : 45784P101 2,262.000 441,807.96 642,950.88
INTUIT COM CUSIP : 461202103 44,344.000 18,820,536.38 29,374,352.48
INTUITIVE SURGICAL INC COM NEW STK SEDOL : 2871301 35,838.000 8,372,669.33 20,297,209.68
ITT INC COM SEDOL : BZBY209 12,800.000 1,018,471.83 2,220,928.00
JABIL INC COM USD0.001 SEDOL : 2471789 5,600.000 417,220.08 1,276,912.00
JAZZ PHARMACEUTICALS PLC COM USD0.0001 SEDOL : B4Q5ZN4 12,000.000 1,700,172.14 2,040,000.00
JEFFERIES FINL GROUP INC COM SEDOL : BG0Q4Z2 40,872.000 2,252,503.29 2,532,837.84
KIRBY CORP COM SEDOL : 2493534 18,600.000 1,395,564.73 2,049,348.00
KNIGHT-SWIFT TRANSN HLDGS INC CL A CLASSA COMMON STOCK
USD0.01 SEDOL : BF0LKD0
38,500.000 2,041,691.71 2,012,780.00
KORN FERRY COM SEDOL : 2386849 24,288.000 1,401,986.47 1,603,493.76
KRYSTAL
BIOTECH INC COM CUSIP : 501147102
3,335.000 665,031.05 822,210.90
LANDBRIDGE CO LLC CL A CL A CUSIP : 514952100 10,749.000 645,201.39 526,593.51
LATTICE SEMICONDUCTOR CORP COM CUSIP : 518415104 128,466.000 6,697,330.88 9,452,528.28
LENNAR CORP CL A CL A CUSIP : 526057104 190,432.000 22,572,645.69 19,576,409.60
LIBERTY BROADBAND CORP COM SER C COM SERC CUSIP : 530307305 130,019.000 12,838,707.77 6,318,923.40
LINCOLN ELEC HLDGS INC COM CUSIP : 533900106 7,146.000 1,641,215.72 1,712,467.44
LINCOLN NATL CORP COM SEDOL : 2516378 42,350.000 1,159,986.39 1,885,845.50
LITTELFUSE INC COM SEDOL : 2531832 4,398.000 1,141,312.75 1,112,342.16
LIVANOVA PLC ORD GBP1.00 (DI) SEDOL : BYMT0J1 34,120.000 1,908,188.80 2,099,403.60
LOUISIANA-PACIFIC CORP COM CUSIP : 546347105 9,705.000 884,203.69 783,775.80
MADDEN STEVEN LTD COM SEDOL : 2553911 51,200.000 1,572,686.99 2,131,968.00
MADRIGAL PHARMACEUTICALS INC COM CUSIP : 558868105 4,295.000 1,158,288.29 2,501,150.30
MANHATTAN ASSOCS INC COM CUSIP : 562750109 10,282.000 2,276,611.88 1,781,973.42
MAPLEBEAR INC COM CUSIP : 565394103 25,692.000 1,043,943.28 1,155,626.16
MARRIOTT VACATIONS
WORLDWIDE CORP COM SEDOL : B45K9N8
18,060.000 2,138,425.26 1,041,881.40
MARTIN MARIETTA MATLS
INC COM CUSIP : 573284106
6,092.000 2,843,284.22 3,793,244.72
MASTERCARD INCORPORATED COM USD0.0001 CLASS A SEDOL : B121557 50,414.000 19,411,381.24 28,780,344.32
MERCADOLIBRE INC COM STK SEDOL : B23X1H3 11,930.000 23,403,547.17 24,030,121.80
META PLATFORMS INC COM USD0.000006 CL 'A' CUSIP : 30303M102 72,606.000 17,863,941.06 47,926,494.54
MICROSOFT CORP COM CUSIP : 594918104 285,543.000 58,027,626.12 138,094,305.66
MKS INC SEDOL : 2404871 17,275.000 1,558,709.83 2,760,545.00
MOHAWK INDS INC COM SEDOL : 2598699 15,000.000 1,771,139.79 1,639,500.00
MONGODB INC CL A CL A SEDOL : BF2FJ99 17,733.000 5,341,393.32 7,442,362.77
MOSAIC CO/THE SEDOL : B3NPHP6 59,523.000 1,616,889.41 1,433,909.07
MUELLER INDS INC COM CUSIP : 624756102 22,725.000 1,845,514.13 2,608,830.00
MURPHY OIL CORP COM SEDOL : 2611206 61,075.000 1,630,938.77 1,908,593.75
NATERA INC COM SEDOL : BYQRG48 40,222.000 5,751,967.25 9,214,457.98
NATIONAL VISION HLDGS INC COM CUSIP : 63845R107 40,708.000 932,519.62 1,051,080.56
NATL FUEL GAS CO COM SEDOL : 2626103 19,600.000 1,055,273.74 1,569,176.00
NETFLIX INC COM STK SEDOL : 2857817 112,770.000 4,898,901.58 10,573,315.20
NEXSTAR MEDIA GROUP INC COMMON STOCK SEDOL : 2949758 9,487.000 1,626,898.89 1,926,335.35
NEXTPOWER INC CUSIP : 65290E101 15,840.000 1,143,351.93 1,379,822.40
NORWEGIAN CRUISE LINE HLDGS LTD COM USD0.001 SEDOL : B9CGTC3 78,300.000 1,540,063.58 1,747,656.00
NOVANTA INC NOVANTA
INC CUSIP : 67000B104
8,289.000 845,216.59 986,308.11
NVENT ELECTRIC PLC COM USD0.01 WI CUSIP : G6700G107 17,711.000 1,087,914.25 1,805,990.67
NVIDIA CORP COM SEDOL : 2379504 568,281.000 29,267,308.19 105,984,406.50
ONTO INNOVATION
INC CUSIP : 683344105
17,966.000 1,989,289.11 2,836,112.76
OSHKOSH CORPORATION SEDOL : 2663520 16,925.000 1,866,774.19 2,126,287.75
OWENS CORNING NEW COM STK SEDOL : B1FW7Q2 15,915.000 2,563,720.77 1,781,047.65
PARSONS CORP DEL COM CUSIP : 70202L102 24,302.000 1,695,048.45 1,501,863.60
PENTAIR PLC COM USD0.01 SEDOL : BLS09M3 15,150.000 790,488.32 1,577,721.00

Security Description / Asset ID
Share / Par Value
Cost Current Value
Corporate Stock - Common (continued)
United States - USD (continued)
PENUMBRA INC COM CUSIP : 70975L107 5,393.000 1,561,358.29 1,676,737.63
PERFORMANCE FOOD GROUP CO COM SEDOL : BYVYD43 22,041.000 1,104,143.72 1,981,926.72
PERMIAN RES CORP CL A SEDOL : BQPCHB2 91,500.000 956,646.23 1,283,745.00
PINNACLE W. CAP CORP COM SEDOL : 2048804 18,534.000 1,405,878.29 1,643,965.80
PLANET FITNESS INC CL A CL A CUSIP : 72703H101 18,407.000 1,222,114.24 1,996,607.29
POOL CORP COM STK CUSIP : 73278L105 6,056.000 2,099,948.70 1,385,310.00
POST HLDGS INC COM STK SEDOL : B6T0518 13,475.000 1,404,182.05 1,334,698.75
PRIMO BRANDS CORPORATION COM USD0.01 CUSIP : 741623102 127,858.000 2,962,780.77 2,090,478.30
PROSPERITY BANCSHARES INC COM SEDOL : 2310257 32,775.000 2,169,116.74 2,265,080.25
PTC INC COM CUSIP : 69370C100 41,924.000 6,710,732.97 7,303,580.04
Q2 HLDGS INC COM CUSIP : 74736L109 27,555.000 2,353,808.13 1,988,368.80
QORVO INC COM SEDOL : BR9YYP4 25,899.000 2,046,137.30 2,188,724.49
REGAL REXNORD CORPORATION COM STK USD0.01 CUSIP : 758750103 8,207.000 1,248,922.54 1,151,606.24
RELIANCE INC COM NPV SEDOL : 2729068 9,580.000 2,232,085.10 2,767,374.60
REVVITY INC SEDOL : 2305844 17,825.000 1,745,857.41 1,724,568.75
RLI CORP COM SEDOL : 2719070 27,850.000 1,769,862.89 1,781,843.00
ROCKET COS INC CL A CL A SEDOL : BMD6Y84 118,400.000 2,351,286.30 2,292,224.00
ROKU INC COM CL A COM CL A SEDOL : BZ1LFG7 17,000.000 1,623,838.95 1,844,330.00
RYDER SYS INC COM SEDOL : 2760669 11,178.000 1,191,210.00 2,139,357.42
SALLY BEAUTY
HLDGS INC COM STK USD0.01 SEDOL : B1GZ005
109,800.000 1,128,839.20 1,565,748.00
SCORPIO TANKERS INC COM USD0.01 (POST REV SPLIT) SEDOL : BHXD297 36,200.000 1,475,019.68 1,840,046.00
SENSATA TECHNOLOGIES B V HOLDING SEDOL : BFMBMT8 67,975.000 2,514,478.65 2,262,887.75
SERVICENOW INC COM USD0.001 SEDOL : B80NXX8 77,730.000 6,806,025.76 11,907,458.70
SHARKNINJA COM USD0.0001 CUSIP : G8068L108 14,300.000 1,039,288.12 1,600,170.00
SIGNET JEWELERS LTD ORD USD0.18 SEDOL : B3CTNK6 19,911.000 1,721,076.03 1,650,223.68
SKYWEST INC COM SEDOL : 2814210 17,412.000 1,181,362.92 1,748,338.92
SOLSTICE ADVANCED MATLS INC COM SEDOL : BW2K5V7 34,700.000 1,713,149.05 1,685,726.00
SOUTHSTATE BK CORP COM SEDOL : BVDCQB2 25,900.000 2,142,455.74 2,437,449.00
STRYKER CORP SEDOL : 2853688 31,327.000 7,435,089.90 11,010,500.69
SYNAPTICS INC COM SEDOL : 2839268 29,740.000 2,521,705.50 2,201,354.80
TALEN ENERGY CORP NEW COM SEDOL : BRRF114 11,070.000 2,607,356.06 4,149,478.80
TAYLOR MORRISON HOME CORP COM USD0.00001 SEDOL : B832462 32,100.000 2,176,988.87 1,889,727.00
TD SYNNEX CORPORATION COM USD0.001 SEDOL : 2002554 11,000.000 1,229,024.65 1,652,530.00
TENET HEALTHCARE CORP COM NEW . SEDOL : B8DMK08 9,641.000 717,985.45 1,915,859.52
TERADYNE INC COM CUSIP : 880770102 10,662.000 1,256,842.37 2,063,736.72
TEREX CORP NEW COM SEDOL : 2884224 31,900.000 1,652,037.35 1,702,822.00
TEXTRON INC COM SEDOL : 2885937 34,400.000 2,703,445.79 2,998,648.00
THE BALDWIN INSURANCE GROUP INC CLASS A COMMON STOCK CUSIP : 05589G102 67,164.000 2,636,834.49 1,613,950.92
THE CIGNA GROUP SEDOL : BHJ0775 16,048.000 3,367,942.17 4,416,891.04
THE MARZETTI COMPANY CUSIP : 513847103 6,823.000 1,216,137.84 1,121,837.66
TIMKEN CO COM SEDOL : 2892807 27,000.000 2,079,693.12 2,271,510.00
TOPBUILD CORP COM SEDOL : BZ0P3W2 4,300.000 1,589,125.72 1,793,917.00
TPG PARTNERS LLC CL A COM CUSIP : 872657101 22,343.000 1,115,348.72 1,426,377.12
TRADEWEB MKTS INC CL A CL A SEDOL : BJXMVK2 67,170.000 7,111,497.77 7,223,461.80
TRANSUNION COM CUSIP : 89400J107 12,655.000 1,061,744.22 1,085,166.25
TWIST BIOSCIENCE CORP COM CUSIP : 90184D100 56,997.000 2,328,996.92 1,807,944.84
UGI CORP NEW COM SEDOL : 2910118 61,700.000 1,987,679.52 2,309,431.00
UNITED THERAPEUTICS CORP DEL COM STK SEDOL : 2430412 4,759.000 1,203,206.66 2,318,822.75
UNITEDHEALTH GROUP INC COM SEDOL : 2917766 137,455.000 47,443,400.53 45,375,270.05
UNUM GROUP SEDOL : 2433842 26,150.000 1,352,534.98 2,026,625.00
VALMONT INDS INC COM SEDOL : 2926825 7,273.000 2,442,122.57 2,926,073.36
VICTORIAS SECRET & CO COM SEDOL : BNNTGH3 48,899.000 1,149,106.98 2,648,858.83
VIRTUS INVT PARTNERS
INC COM SEDOL : B3KKGQ8
9,500.000 1,921,177.73 1,549,925.00
VISA INC COM CL A STK SEDOL : B2PZN04 68,949.000 12,186,677.57 24,181,103.79
VISTEON CORP COM NEW COM NEW SEDOL : B4N0JJ6 16,233.000 1,765,987.71 1,543,758.30
VULCAN MATERIALS CO COM CUSIP : 929160109 12,438.000 2,830,674.58 3,547,566.36
WAYSTAR
HLDG CORP COM CUSIP : 946784105
52,154.000 2,152,978.09 1,708,043.50
WESCO INTL INC COM SEDOL : 2416973 9,305.000 1,403,208.30 2,276,375.20
WESTERN ALLIANCE BANCORPORATION COM SEDOL : B0CCGJ4 41,590.000 2,724,043.50 3,496,471.30
WILLSCOT HOLDINGS CORPORATION COM CUSIP : 971378104 41,226.000 1,716,111.62 776,285.58
WOODWARD INC COM CUSIP : 980745103 74,854.000 9,373,751.13 22,629,861.28
WORKDAY INC CL A COM USD0.001 CUSIP : 98138H101 135,222.00 31,782,013.12 29,042,981.16
Total United States - USD 1,094,881,253.56 1,648,452,171.91
Total Corporate Stock - Common 1,569,234,788.35 2,486,973,523.68

Security Description / Asset ID
Share / Par Value
Historical Cost Current Value
Participant Loans
United States - USD
PAINEWEBBER INC., SAVINGS
INVESTMENT PLAN LOAN ASSET CUSIP : 999982127
53,426,490.930 53,426,490.93 53,426,490.93
Total United States - USD 53,426,490.93 53,426,490.93
Total Participant Loans 53,426,490.93 53,426,490.93
Value of Interest in Common/Collective Trusts
Emerging Markets Region - USD
MFO NINETY ONE COLLECTIVE INVT TR NINETY ONE EMERGING MKTS EQUITY CIT FD CL S CUSIP : 65443M802 14,187,549.840 142,032,463.59 150,388,028.30
Total Emerging Markets Region - USD 142,032,463.59 150,388,028.30
United States - USD
MFO BANK OF NEW YORK MELLON BNYM NEWTON NSL U S DYNAMIC
LARGE CAP VALUE FD CL S CUSIP :
06428R473
588,345.410 49,746,874.61 56,504,693.18
MFO INVESCO STABLE VALUE TRUST - CLASS B1 CUSIP : 46X193XX2 195,651,171.850 195,651,171.85 195,651,171.85
MFO LOOMIS SAYLES TR CO LLC COLL TR FR EMPLOYEE BENEFIT PLANS GLB CIT C L E CUSIP : 54350Y876 3,124,276.720 32,045,637.24 34,523,257.76
MFO MIROVA GLOBAL SUSTAINABLE EQUITY COLLECTIVE INVESTMENT FUND CLASS F CUSIP : 63874W407 6,074,987.960 61,051,212.25 78,605,927.69
MFO MONDRIAN INTERNATIONAL EQUITY COLLECTIVE INVESTEMENT TRUST 2389 CUSIP: 60924J824 6,537,060.000 88,791,144.23 135,513,253.80
MFO PRUDENTIAL CORE PLUS BOND FUND CLASS 5 032884 74443R100 CUSIP : 74443R100 889,237.730 153,790,901.99 179,119,155.95
MFO SSGA GLOBAL ALL CAP EQUITY EX-US INDEX NL SERIES FD - CL K CUSIP : 85744W531 9,433,624.550 130,767,892.76 196,426,930.38
MFO SSGA REAL ASSET NON LENDING CLASS C CUSIP : 857443113 1,152,842.440 21,247,435.70 23,656,326.87
MFO SSGA RUSSELL SMALL/MID CAP INDEX NON- LENDING SERIES FUND CLASS K CUSIP : 85744W242 7,575,184.470 160,624,088.45 226,164,707.54
MFO STATE STR GLOBAL ADVISORS TR CO INV US BD INDEX NON LENDING SER FD CL M CUSIP : 857480404 7,808,561.950 89,047,398.39 94,116,597.18
MFO VANGUARD TARGET RET
2020 TR SEL CUSIP : 92204E407
2,970,509.190 109,153,146.01 169,021,972.91
MFO VANGUARD TARGET RET
2025 TR SEL CUSIP : 92204E506
3,480,415.090 146,309,893.00 216,690,643.50
MFO VANGUARD TARGET RET
2030 TR SEL CUSIP : 92204E605
8,139,556.650 323,162,801.52 540,954,934.96
MFO VANGUARD TARGET RET
2035 TR SEL CUSIP : 92204E704
5,803,480.960 254,916,439.25 410,306,103.87
MFO VANGUARD TARGET RET
2040 TR SEL CUSIP : 92204E803
6,961,522.450 293,399,739.42 521,696,492.40
MFO VANGUARD TARGET RET
2045 TR SEL CUSIP : 92204E886
4,165,914.530 196,127,697.89 329,482,180.18
MFO VANGUARD TARGET RET
2050 TR SEL CUSIP : 92204E878
4,401,158.090 206,665,361.10 357,506,071.65
MFO VANGUARD TARGET RET
2055 TR SEL CUSIP : 92204E860
2,250,076.720 117,299,240.54 182,683,728.90
MFO VANGUARD TARGET RET
2060 TR SEL CUSIP : 92204E852
2,034,347.550 108,962,870.54 165,433,142.77
MFO VANGUARD TARGET RET
INCOME TR SEL CUSIP : 92204E100
1,529,611.910 61,793,912.12 76,618,260.57
MFO VANGUARD TARGET RETIREMENT
2065 TRUST SELECT CUSIP : 92202V112
1,932,704.090 66,594,980.93 94,412,594.80
MFO VANGUARD TARGET RETIREMENT
2070 TRUST SELECT CUSIP : 92212G105
904,969.750 22,588,273.57 26,922,850.06
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 33.620 33.62 33.62
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 4,288,501.800 4,288,501.80 4,288,501.80
NT COLLECTIVE GOVT SHORT TERM INVT FD CUSIP : 66586U445 535,331,288.570 535,331,288.57 535,331,288.57
Total United States - USD 3,429,357,937.35 4,851,630,822.76
Total Value of Interest in Common/Collective Trusts 3,571,390,400.94 5,002,018,851.06
Value of Interest in Registered Investment Companies
United States - USD
MFO RESERVE INVT FDS INC T ROWE PRICE GOVT RESERVE FD CUSIP : 76105Y109 17,600,154.850 17,600,154.85 17,600,154.85
MFO STATE STR GLOBAL ADVISORS TR CO INV S&P 500 INDEX NON-LENDING SER FD CL M CUSIP : 856917729 185,811,149.580 1,927,388,610.44 2,210,966,868.85
MFO VANGUARD INDEX TR SMALL CAP GROWTH CUSIP : 922908819 2,535,414.610 198,087,336.86 215,459,533.56
INVESCO ILLIQUID CUSIP : 995818663 1.000 686,242.08 248,773.78
Total United States - USD 2,143,762,344.23 2,444,275,331.04
Total Value of Interest in Registered Investment Companies 2,143,762,344.23 2,444,275,331.04
Other
United States - USD
UBS FINANCIAL SERVICES SDBA PARTICIPANT
ASSET CUSIP : 000656371
1.000 625,883,620.63 1,588,267,531.44
1ST INDL RLTY TR INC COM SEDOL : 2360757 50,190.000 2,158,184.72 2,874,381.30
AGNC INVT CORP COM SEDOL : BYYHJL8 185,000.000 1,978,825.97 1,983,200.00
ANNALY CAPITAL
MANAGEMENT INC COM NEW COM USD0.01(POST REV SPLT) SEDOL : BPMQ7X2
94,900.000 1,666,179.17 2,121,964.00
CAMDEN PPTY TR SH BEN INT SEDOL : 2166320 22,974.000 2,501,004.35 2,528,977.92
FEDERAL RLTY INVT TR COM USD0.01 SEDOL : BN7P9B2 24,180.000 2,741,247.15 2,437,344.00
GAMING & LEISURE PPTYS INC COM SEDOL : BFPK4S5 54,700.000 2,563,415.47 2,444,543.00
HIGHWOODS PPTYS INC COM SEDOL : 2420640 64,950.000 2,468,073.48 1,677,009.00
KILROY RLTY
CORP COM SEDOL : 2495529
56,864.000 2,041,927.00 2,125,007.68
W P CAREY INC COM SEDOL : B826YT8 39,150.000 2,251,804.14 2,519,694.00
Total United States - USD 646,254,282.08 1,608,979,652.34
Total Other 646,254,282.08 1,608,979,652.34
Total 7,987,810,948.78 11,599,416,097.85

SIGNATURE
Pursuant to the
requirements of the
Securities Exchange Act of
1934, the Plan
Administrator of the
UBS
401(k) Plan has
duly caused this
annual report to
be signed on
its behalf by
the undersigned thereunto
duly authorized.
UBS 401(k) Plan
By: _/s/ Jennifer Coughlin______________
Name:
Jennifer Coughlin on behalf of the Plan Administrator
Title:
Chair, Employee Benefits Committee
Date:
June 29, 2026